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EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 2002 and 2001 are summarized below.
         Results for the second quarter were stronger than expected. Net revenue for the second quarter of 2002 totaled $12,437,856, which represents an improvement of nearly 11% compared with the second quarter of 2001. Within the fastener segment of our operations, revenues improved 8.4% compared with the second quarter of 2001 reflecting a combination of new business and modest net increases in orders from existing customers. Second quarter revenues within the assembly equipment segment improved sharply compared with the depressed levels of the second quarter of 2001. However, this increase is attributable to a few large equipment orders and does not, in our opinion, indicate a near term return to historical levels of activity within this segment.
         Overall, net income for the second quarter of 2002 improved to $902,589, or $.93 per share on 966,768 average shares outstanding. Increased volume, especially within the equipment segment, was the major factor contributing to the increase in net income during the second quarter of 2002 compared with the second quarter of 2001. The gains from higher volumes were offset, to some extent, by a variety of factors, including those described below. Within the fastener segment, competitive pressures on selling prices continued to limit our ability to obtain the margin levels that we have enjoyed in the past. Fastener segment margins were also impacted by higher labor costs. Margins within both segments were adversely impacted by higher costs for health insurance. Overall, selling and administrative expenses for the second quarter increased slightly compared to the prior year primarily due to higher commission and profit sharing expense.
         Despite a relatively strong first half, our outlook for the near term remains cautious. The improvements that we have seen in our markets continue to be customer specific and not indicative of widespread strength in the economy in general, or our markets in particular. Recently imposed tariffs on imported steel have resulted in spot shortages, increased lead-times and higher prices for both domestic and imported raw material. While the impact has been small so far, we believe the situation has the potential to have a greater impact in the coming months. Conditions in our markets will likely limit our ability to successfully pass higher costs on to our customers. We expect that revenues from our assembly equipment segment will remain below historical levels until economic conditions show more sustained improvement. We plan to continue our efforts to control costs, to invest resources in areas that will improve our competitive position or will allow us to expand our capabilities and to solicit profitable business from both new and existing customers.


                               Respectfully yours,


                John A. Morrissey             John C. Osterman
                     Chairman                     President


August 12, 2002

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which will be filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30

                                  Second Quarter          First Six Months
                            ------------------------  ------------------------
                                2002         2001        2002         2001
                            -----------  -----------  -----------  -----------
Net sales and lease revenue $12,437,856  $11,216,249  $22,890,182  $21,844,080
Income before taxes           1,370,589    1,123,438    2,317,705    1,636,679
Net income                      902,589      737,438    1,527,705    1,076,679
Net income per share                .93          .76         1.58         1.11
Average shares outstanding      966,768      967,132      966,949      967,132
 -----------------------------------------------------------------------------
                     (All figures subject to year end audit)


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